UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Direct Digital Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

25461T105

(CUSIP Number)

Mark Walker

Chief Executive Officer

Direct Digital Holdings, Inc.

1177 West Loop South, Suite 1310

Houston, TX 77027

(832) 402-1051

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 10, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25461T105	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Direct Digital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,868,000(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,868,000(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,868,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.6%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Represents 10,868,000 Class A Common Units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. Class A Common Units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the Reporting Person, which have no economic value, will be cancelled.

(2) The percent of class was calculated based on (i) 2,992,425 shares of Class A Common Stock outstanding as of November 7, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2023, plus (ii) 10,868,000 Class A Common Units of Direct Digital Holdings, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the Reporting Person as of January 12, 2024, plus (iii) restricted stock units representing a contingent right to 30,712 shares of the Issuer’s Class A Common Stock that vest within 60 days of January 12, 2024 plus (iv) 410,000 shares of Class A Common Stock issued upon exchange of 410,000 shares of Class B Common Stock subsequent to November 7, 2023, plus (v) 48,601 shares of Class A Common Stock issued subsequent to November 7, 2023 upon the exercise of that certain unit purchase option originally issued in connection with the Issuer’s initial public offering (the “Unit Purchase Option”), plus (vi) 30,000 shares of Class A Common Stock issued subsequent to November 7, 2023 upon the exercise of certain warrants issued upon exercise of the Unit Purchase Option. The Class A Common Units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 25461T105	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AJN Energy & Transport Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION TX
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 200,000
	8.	SHARED VOTING POWER 10,868,000(1)
	9.	SOLE DISPOSITIVE POWER 200,000
	10.	SHARED DISPOSITIVE POWER 10,868,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,068,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.0%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Represents 10,868,000 Class A Common Units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. Class A Common Units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by Direct Digital Management, LLC, which have no economic value, will be cancelled.

(2) The percent of class was calculated based on (i) 2,992,425 shares of Class A Common Stock outstanding as of November 7, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2023, plus (ii) 10,868,000 Class A Common Units of Direct Digital Holdings, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the Reporting Person as of January 12, 2024, plus (iii) restricted stock units representing a contingent right to 30,712 shares of the Issuer’s Class A Common Stock that vest within 60 days of January 12, 2024, plus (iv) 410,000 shares of Class A Common Stock issued upon exchange of 410,000 shares of Class B Common Stock subsequent to November 7, 2023, plus (v) 48,601 shares of Class A Common Stock issued subsequent to November 7, 2023 upon the exercise of the Unit Purchase Option, plus (vi) 30,000 shares of Class A Common Stock issued subsequent to November 7, 2023 upon the exercise of certain warrants issued upon exercise of the Unit Purchase Option. The Class A Common Units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 25461T105	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SKW Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION TX
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 130,722
	8.	SHARED VOTING POWER 10,868,000(1)
	9.	SOLE DISPOSITIVE POWER 130,722
	10.	SHARED DISPOSITIVE POWER 10,868,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,998,722(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.5%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Represents 10,868,000 Class A Common Units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. Common units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by Direct Digital Management, LLC, which have no economic value, will be cancelled.

(2) The percent of class was calculated based on (i) 2,992,425 shares of Class A Common Stock outstanding as of November 7, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2023, plus (ii) 10,868,000 Class A Common Units of Direct Digital Holdings, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the Reporting Person as of January 12, 2024, plus (iii) restricted stock units representing a contingent right to 30,712 shares of the Issuer’s Class A Common Stock that vest within 60 days of January 12, 2024, plus (iv) 410,000 shares of Class A Common Stock issued upon exchange of 410,000 shares of Class B Common Stock subsequent to November 7, 2023, plus (v) 48,601 shares of Class A Common Stock issued subsequent to November 7, 2023 upon the exercise of the Unit Purchase Option, plus (vi) 30,000 shares of Class A Common Stock issued subsequent to November 7, 2023 upon the exercise of certain warrants issued upon exercise of the Unit Purchase Option. The Class A Common Units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 25461T105	13D	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,356(1)
	8.	SHARED VOTING POWER 10,998,722(2)
	9.	SOLE DISPOSITIVE POWER 15,356(1)
	10.	SHARED DISPOSITIVE POWER 10,998,722(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,014,078 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.6%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes restricted stock units representing a contingent right to 15,356 shares of the Issuer’s Class A Common Stock that vest within 60 days of January 12, 2024.

(2) Includes 10,868,000 Class A Common Units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. Class A Common Units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by Direct Digital Management, LLC, which have no economic value, will be cancelled. Also includes 130,722 shares of Class A Common Stock directly owned by SKW Financial LLC, an entity over which Mr. Smith and his wife share voting and dispositive power.

(3) The percent of class was calculated based on (i) 2,992,425 shares of Class A Common Stock outstanding as of November 7, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2023, plus (ii) 10,868,000 Class A Common Units of Direct Digital Holdings, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the Reporting Person as of January 12, 2024, plus (iii) restricted stock units representing a contingent right to 30,712 shares of the Issuer’s Class A Common Stock that vest within 60 days of January 12, 2024, plus (iv) 410,000 shares of Class A Common Stock issued upon exchange of 410,000 shares of Class B Common Stock subsequent to November 7, 2023, plus (v) 48,601 shares of Class A Common Stock issued subsequent to November 7, 2023 upon the exercise of the Unit Purchase Option, plus (vi) 30,000 shares of Class A Common Stock issued subsequent to November 7, 2023 upon the exercise of certain warrants issued upon exercise of the Unit Purchase Option. The Class A Common Units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 25461T105	13D	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Walker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,356(1)
	8.	SHARED VOTING POWER 11,068,000(2)
	9.	SOLE DISPOSITIVE POWER 15,356(1)
	10.	SHARED DISPOSITIVE POWER 11,068,000(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,083,356(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.1%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes restricted stock units representing a contingent right to 15,356 shares of the Issuer’s Class A Common Stock that vest within 60 days of January 12, 2024.

(2) Includes 10,868,000 Class A Common Units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. Class A Common Units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by Direct Digital Management, LLC, which have no economic value, will be cancelled. Also includes 200,000 shares of Class A Common Stock directly owned by AJN Energy & Transport Ventures, LLC, an entity over which Mr. Walker and his wife share voting and dispositive power.

(3) The percent of class was calculated based on (i) 2,992,425 shares of Class A Common Stock outstanding as of November 7, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2023, plus (ii) 10,868,000 Class A Common Units of Direct Digital Holdings, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the Reporting Person as of January 12, 2024, plus (iii) restricted stock units representing a contingent right to 30,712 shares of the Issuer’s Class A Common Stock that vest within 60 days of January 12, 2024, plus (iv) 410,000 shares of Class A Common Stock issued upon exchange of 410,000 shares of Class B Common Stock subsequent to November 7, 2023, plus (v) 48,601 shares of Class A Common Stock issued subsequent to November 7, 2023 upon the exercise of the Unit Purchase Option, plus (vi) 30,000 shares of Class A Common Stock issued subsequent to November 7, 2023 upon the exercise of certain warrants issued upon exercise of the Unit Purchase Option. The Class A Common Units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 25461T105	13D	Page 7 of 10 Pages

Explanatory Note:

This Schedule 13D (the “Schedule 13D”) is being filed jointly by Direct Digital Management, LLC (“Direct Digital Management”), AJN Energy & Transport Ventures, LLC (“AJN”), SKW Financial LLC (“SKW”), Keith Smith and Mark Walker (collectively, the “Reporting Persons”). This Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of the Reporting Persons with respect to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Direct Digital Holdings, Inc. (the “Issuer”). The Class A Common Stock beneficially owned by the Reporting Persons was previously reported on the Schedule 13G filed by Direct Digital Management, AJN and SKW on August 12, 2022, as amended by Amendment No. 1 to the Schedule 13G filed by the Reporting Persons on February 8, 2023.

Item 1.   Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.001 per share, of the Issuer. The Issuer’s principal executive office is located at: 1177 West Loop South, Suite 1310, Houston, Texas 77027.

Item 2.   Identity and Background.

(a)           This Schedule 13D is being filed jointly by the Reporting Persons.

(b)           The address of the principal business and principal office of Direct Digital Management is 1177 West Loop South, Suite 1310, Houston, Texas 77027. The address of the principal business and the principal office of AJN is 10219 Piping Rock, Houston, Texas 77042. The address of the principal business and the principal office of SKW is 1705 Monarch Oaks Street, Houston, Texas 77055. The address of the principal business office of Mr. Walker is c/o Direct Digital Holdings, Inc., 1177 West Loop South, Suite 1310, Houston, Texas 77027. The address of the principal business office of Mr. Smith is c/o Direct Digital Holdings, Inc., 1177 West Loop South, Suite 1310, Houston, Texas 77027.

(c)           Direct Digital Management is a holding company in which Mr. Walker, the Issuer’s Chairman and Chief Executive Officer, and Mr. Smith, the Issuer’s President, each indirectly hold a 50% economic and voting interest. AJN and SKW each own 50% of the equity interests in Direct Digital Management. The principal business of each of Direct Digital Management, AJN and SKW, respectively, is to hold securities. The principal occupation of Mr. Walker is that of Chairman and Chief Executive Officer of the Issuer. The principal occupation of Mr. Smith is that of President of the Issuer.

(d)-(e)     During the last five years, none of the Reporting Persons: (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibit or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Direct Digital Management is organized under the laws of Delaware. AJN is organized under the laws of Texas. SKW is organized under the laws of Texas. Mr. Smith is a citizen of the United States of America. Mr. Walker is a citizen of the United States of America.

Item 3.   Source or Amount of Funds or Other Consideration.

Direct Digital Management

In connection with the initial public offering and organizational transactions of the Issuer, conducted through an umbrella partnership-C Corporation structure, Direct Digital Management received 11,378,000 Common Units of Direct Digital Holdings, LLC (“Direct Digital Holdings”). Pursuant to the Second Amended and Restated Limited Liability Company Agreement of Direct Digital Holdings, dated as of February 15, 2022 (the “Direct Digital LLC Agreement”), Class A Common Units of Direct Digital Holdings held by the Reporting Persons are exchangeable for shares of Class A Common Stock on a one-for-one basis, subject to certain exceptions, conditions and adjustments. The Class A Common Units have no expiration date. At the time of any such exchange, an equal number of shares of Class B Common Stock of the Issuer held by the Reporting Person, which have no economic value and entitle holders thereof to one vote per share on all matters on which stockholders of the Issuer are entitled to vote generally, are cancelled.

CUSIP No. 25461T105	13D	Page 8 of 10 Pages

Since the initial public offering of the Issuer, as set forth below, Direct Digital Management has exchanged 510,000 Class A Common Units for shares of the Class A Common Stock and distributed such shares to two of its members, AJN and SKW, for no consideration.

AJN

On December 7, 2023, Direct Digital Management exchanged 200,000 Class A Common Units of Direct Digital Holdings for 200,000 shares of Class A Common Stock that it distributed to AJN for no consideration.

SKW

On August 30, 2022, Direct Digital Management exchanged 100,000 Class A Common Units of Direct Digital Holdings for 100,000 shares of Class A Common Stock that it distributed to SKW for no consideration. On August 26, 2022 SKW sold 60,000 shares of Class A Common Stock at a price per share of $3.13 in a private sale for total consideration of $187,800.

On December 7, 2023, Direct Digital Management exchanged 210,000 Class A Common Units of Direct Digital Holdings for 210,000 shares of Class A Common Stock that it distributed to SKW for no consideration.

On December 11, 2023, SKW sold 77,930 shares of Class A Common Stock in an open market transaction at a price per share of $11.13 for a total consideration of $867,360.90.

On December 12, 2023, SKW sold 41,348 shares of Class A Common Stock in an open market transaction at a price per share of $10.22 for a total consideration of $422,576.56.

Mr. Walker

On June 10, 2022 Mr. Walker was granted 60,900 restricted stock units pursuant to the Direct Digital Holdings, Inc. 2022 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) and the related Restricted Stock Unit Award Agreement (“RSU Award Agreement”), each representing a contingent right to one share of Class A Common Stock upon settlement, vesting in three annual installments beginning on the first anniversary of the grant date. On June 10, 2023, 33% of the restricted stock units vested. In connection with the vesting of the restricted stock units, on June 10, 2023, Mr. Walker acquired 20,300 shares of Class A Common Stock, of which 4,944 shares were withheld to satisfy the tax liability incident to the vesting of the restricted stock units.

On March 20, 2023, Mr. Walker received 69,910 restricted stock units pursuant to the Omnibus Incentive Plan and related RSU Award Agreement. 40,000 of the restricted stock units vest on March 20, 2024; the remaining 29,910 vest in three annual equal installments beginning on March 20, 2024.

On November 23, 2022, Mr. Walker purchased in an open market transaction warrants to purchase up to 13,251 shares of Class A Common Stock (the “Warrants”) at a price per Warrant of $0.50 for an aggregate consideration of $6,625.50; the Warrants had an exercise price of $5.50 per share and were to expire on February 15, 2027. On November 28, 2022, Mr. Walker purchased in an open market transaction Warrants to purchase up to 8,688 shares of Class A Common Stock a price per Warrant of $0.50 for aggregate consideration of $4,344; the Warrants had an exercise price of $5.50 per share and were to expire on February 15, 2027. Mr. Walker used personal funds to purchase the Warrants and no borrowed funds were used to purchase the Warrants. All of the Warrants held by Mr. Walker were purchased by the Issuer in a tender offer that expired on September 29, 2023.

Mr. Smith

On June 10, 2022 Mr. Smith was granted 60,900 restricted stock units pursuant to the Omnibus Incentive Plan and the related RSU Award Agreement, each representing a contingent right to one share of Class A Common Stock upon settlement, vesting in three annual installments beginning on the first anniversary of the grant date. On June 10, 2023, 33% of the restricted stock units vested. In connection with the vesting of the restricted stock units, on June 10, 2023, Mr. Smith acquired 20,300 shares of Class A Common Stock, of which 4,944 shares were withheld to satisfy the tax liability incident to the vesting of the restricted stock units.

On March 20, 2023, Mr. Smith received 69,910 restricted stock units pursuant to the Omnibus Incentive Plan and related RSU Award Agreement. 40,000 of the restricted stock units vest on March 20, 2024; the remaining 29,910 vest in three annual equal installments beginning on March 20, 2024.

On November 22, 2022, Mr. Smith purchased in an open market transaction Warrants to purchase up to 71,124 shares of Class A Common Stock at a price per Warrant ranging between $0.35 to $0.40 per Warrant for an aggregate consideration of $24,943.19; the Warrants had an exercise price of $5.50 per share and were to expire on February 15, 2027. Mr. Smith used personal funds to purchase the Warrants and no borrowed funds were used to purchase the Warrants. All of the Warrants held by Mr. Smith were purchased by the Issuer in a tender offer that expired on September 29, 2023.

CUSIP No. 25461T105	13D	Page 9 of 10 Pages

The foregoing descriptions of the Direct Digital LLC Agreement, the Omnibus Incentive Plan, the Restricted Stock Unit Award Agreement and the Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, copies of which are attached hereto as Exhibits 1, 2, 3 and 4 and are incorporated herein by reference.

Item 4.   Purpose of Transaction.

Item 3 of this Schedule 13D is incorporated herein by reference.

DDM

Direct Digital Management acquired the securities described in this Schedule 13D for investment purposes as the result of the organizational transactions effected in connection with the Issuer’s initial public offering and certain exchanges of the Direct Digital Holdings Class A Common Units as described above.

SKW

SKW acquired the securities described in this Schedule 13D for investment purposes as the result of the exchanges of the Direct Digital Holdings Class A Common Units as described above.

AJN

AJN acquired the securities described in this Schedule 13D for investment purposes as the result of the exchanges of the Direct Digital Holdings Class A Common Units as described above.

Mr. Smith

Mr. Smith acquired and disposed of the securities described in this Schedule 13D for investment purposes and as compensation for his service as President.

Mr. Walker

Mr. Walker acquired and disposed of the securities described in this Schedule 13D for investment purposes and as compensation for his service as Chairman and Chief Executive Officer.

(a)           The Reporting Persons may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market, block trades or in privately negotiated transactions. Mr. Smith and Mr. Walker, in their capacities as President and Chairman and Chief Executive Officer, respectively, may be entitled to equity compensation, including restricted stock options or other equity awards, pursuant to the Omnibus Incentive Plan.

(b)-(j)      The Reporting Persons may, directly or through one or more affiliates, from time to time or at any time, (i) engage in discussions with or market proposals to the Board of Directors of the Issuer (the “Board”), other stockholders of the Issuer, and/or third parties, or (ii) encourage, cause or seek to cause the Issuer or any of such persons: to consider or explore extraordinary corporate transactions involving the Issuer, including, among other things, a merger, reorganization, consolidation or other take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; joint ventures; changes to the Issuer’s capitalization or dividend policy; or other material changes to the Issuer’s business or capital or governance structure. Any action or actions the Reporting Persons may undertake with respect to its investment in the Issuer will be dependent upon the Reporting Person’s view of numerous factors, including, among other things, the Issuer’s business, prospects, and/or financial condition, the market for the Class A Common Stock, general economic conditions, regulatory matters, tax considerations, debt and/or stock market conditions, other opportunities available to the Reporting Person, and other factors and future developments.

CUSIP No. 25461T105	13D	Page 10 of 10 Pages

Item 5.   Interest in Securities of the Issuer.

The ownership percentages reported in this Schedule 13D are calculated based on (i) 2,992,425 shares of Class A Common Stock outstanding as of November 7, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2023, plus (ii) 10,868,000 Class A Common Units of Direct Digital Holdings (and the shares of the Issuer Class B Common Stock relating there to, plus (iii) restricted stock units representing a contingent right to 30,712 shares of the Issuer’s Class A Common Stock that vest within 60 days of January 12, 2024, plus (iv) 410,000 shares of Class A Common Stock issued upon exchange of 410,000 shares of Class B Common Stock subsequent to November 7, 2023, plus (v) 48,601 shares of Class A Common Stock issued subsequent to November 7, 2023 upon the exercise of the Unit Purchase Option, plus (vi) 30,000 shares of Class A Common Stock issued subsequent to November 7, 2023 upon the exercise of certain warrants issued upon exercise of the Unit Purchase Option. The Direct Digital Holdings Class A Common Units are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

(a) Rows (11) and (13) of the cover pages to this Schedule 13D are incorporated herein by reference.

(b) Rows (7) through (10) of the cover pages to this Schedule 13D are incorporated herein by reference.

(c) Other than as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of the dividends from, or proceeds from the sale of, the shares of Class A Common Stock held by the Reporting Persons.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

Except as otherwise described in this Schedule 13D, there are no contract, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons and any other person or entity.

Item 7.    Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibit

1	Second Amended and Restated Limited Liability Company Agreement of Direct Digital Holdings, LLC, dated as of February 15, 2022 (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (file No. 001-41261) filed with the SEC on February 16, 2022).

2	Direct Digital Holdings, LLC 2022 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-1 (file No. 333-261059) filed with the SEC on January 24, 2022).

3	Form of Direct Digital Holdings, Inc. Employee Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (file No. 001-41261) filed with the SEC on June 13, 2022).

4	Warrant Agent Agreement, dated February 15, 2022 by and between the Registrant and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.3 of the Registrant’s Current Report on Form 8-K (file No. 001-41261) filed with the SEC on February 16, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2024

Direct Digital Management, LLC

/s/ Mark Walker
Name: Mark Walker
Title: Managing Partner

/s/ Keith Smith
Name: Keith Smith
Title: Managing Partner

AJN Energy & Transport Ventures, LLC

/s/ Mark Walker
Name: Mark Walker
Title: Owner

SKW Financial LLC

/s/ Keith Smith
Name: Keith Smith
Title: Owner

/s/ Mark Walker
Mark Walker

/s/ Keith Smith
Keith Smith